FOUR YEAR TERM INSURANCE RIDER

This rider provides for non-convertible term insurance. The term insurance provides a Death Benefit payable if the date of the deaths of both of the Insureds occur prior to the rider Termination Date while this rider is in force.

Death Benefit. The amount of term insurance in force under this rider will be added to and become part of the Death Proceeds if both of the Insureds die prior to the Termination Date.

The initial amount of term insurance provided by this rider will be the amount shown on the Policy Schedule.

The amount of term insurance provided by this rider will not increase but will decrease if the Specified Amount of the Policy is reduced.

The initial amount of term insurance will be reduced by the same proportion as the Specified Amount reduction of the Policy.

Any adjustments to the Policy proceeds through the addition of or increase in any extra benefit riders after the Policy Date will not increase the term insurance under this rider.

                               GENERAL PROVISIONS

Consideration. The consideration for issuing this rider is the application and payment of the first monthly rider charge shown on the Policy Schedule. This rider is made a part of the Policy to which it is attached. The applicable Policy provisions apply to this rider, except as otherwise stated.

Rider Charges. The first monthly rider charge and the period during which these charges are payable are shown on the Policy Schedule. The cost per $1,000 of rider Death Benefit will never be greater than the maximum cost of insurance rates as shown in the Table of Cost of Insurance Rates contained in the Policy Schedule.

Effective Date. The effective date of this rider will be the effective date of the Policy unless otherwise stated on the Policy Schedule.

Reinstatement. This rider cannot be reinstated.

Termination Date. This rider will terminate on the earliest of these dates:

1.   the fourth Policy Anniversary day;

2.   the date the Policy terminates for any reason; or

3. the first Monthly Anniversary Day that falls on or next follows Your written request to Our Service Center to cancel this rider.

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                                [IMPORT OMITTED]
                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                    Secretary


VL72                                                                     (9/00)